HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                        (303) 839-0061              Fax: (303) 839-5414


                                 March 26, 2014
cccc
John Coleman
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Tara Minerals Corp.
            Form 10-K for Year Ended December 31, 2012
            File No. 333-143512

Dear Mr. Coleman:

     This office represents Tara Minerals Corp. (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated March 5, 2014. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

     1. The identifying numbers for Don Roman concessions can be found in the following exhibits.

     Company's registration statement on Form SB-2

            Exhibit                 10.1
            Exhibit                 10.2
            Exhibit                 10.3

     Company's 10-K report for the year ended December 31, 2008

            Exhibit                       10.6

     Company's 10-Q report for the period ended March 31, 2011

            Exhibit                       10.3
            Exhibit                       10.5

     See the response to comment 2 below regarding the expiration dates of the Company's Mexican mining concessions.

     2. The specific conditions that must be met to retain the Company's rights to the Don Ramon mining concession, including the amount and timing of all necessary payments, are as follows:

          o Concession payments: Approximately $24,100.00 USD payable in January and July of each year;

          o Yearly Statistical and Technical reports: Reports are prepared and filed no later than the last day of January of each year and must include the following: Concession name, title, surface area, identification of modifications to the concession (exploration/exploitation). If concession was purchased in the previous year, general terms of contract. Description of any new minerals/metals which have been found other than those described in prior submissions.

          o Yearly Production/Works Reports: Reports are due no later than the last day of May of each year and must include the following:
               Concession name, title surface area, identification of any modifications to the concession, (abandonment, reduction in size, etc.), exploration or exploitation activities, tonnes produced and/or processed (specifying type of mineral or metal produced or processed) and location of facility where production or processing took place.

     The exploration concessions in Mexico are valid for the period of 50 years from date of issue. After 50 years, applications can be filed to continue the concession rights for another 50 years. The concession rights to the Company's Mexican properties expire between February 2047 and November 2061.

     The Company will include the foregoing information in future filings.

     3. In future filings, the Company will disclose the fact that the temporary provisional permits pertaining to the Don Ramon concessions have expired.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                                /s/ William T. Hart
                                By
                                   William T. Hart